EXHIBIT 21.1
SUBSIDIARIES OF BIOMED REALTY TRUST, INC. AS OF DECEMBER 31, 2010:

Name	Jurisdiction of Formation/ Incorporation
BioMed Realty, L.P.	Maryland
The list above excludes consolidated wholly-owned subsidiaries carrying on the same line of business (the ownership and operation of commercial real estate). A total of 90 wholly-owned subsidiaries have been excluded, each of which operates in the United States. The list also excludes other subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of December 31, 2010.
SUBSIDIARIES OF BIOMED REALTY, L.P. AS OF DECEMBER 31, 2010:
BioMed Realty, L.P. has a total of 90 consolidated wholly-owned subsidiaries carrying on the same line of business (the ownership and operation of commercial real estate), each of which operates in the United States. No other subsidiaries of BioMed Realty, L.P., when considered in the aggregate as a single subsidiary, would constitute a significant subsidiary as of December 31, 2010.